October 30, 2024

Steven McClurg
Chief Executive Officer
Canary XRP ETF
c/o Canary Capital Group LLC
1131 4th Avenue S #230
Nashville, TN 37210

       Re: Canary XRP ETF
           Registration Statement on Form S-1
           Filed October 8, 2024
           File No. 333-282545
Dear Steven McClurg:

       We have reviewed your registration statement and have the following comment.

Registration Statement on Form S-1
General

1. You state that the investment objective of the Trust is to reflect the performance of the price of XRP and that you will meet the objective by holding XRP. The Commission has stated that XRP is offered and sold as a security under the federal
      securities laws. In that regard, we refer you to the complaint filed by the Commission in SEC v. Ripple Labs, Inc., No. 20-cv-10832 (S.D.N.Y.), and the
Commission   s
      pending appeal in SEC v. Ripple Labs Inc., No. 24-2648 (2d Cir.). Therefore, the
      Trust appears to meet the definition of an investment company under the Investment
      Company Act of 1940. Please file a request for withdrawal of the registration statement.
 October 30, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Justin Dobbie at (202) 551-3469 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   James Audette, Esq.